SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the month of November 2020

Commission File Number: 001-37829

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD

(Registrant’s name)

C9, 99 Danba Rd

Putuo District, Shanghai

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On November 16, 2020, the Registrant issued a press release announcing its name change from “Hebron Technology Co., Ltd.” to “Nisun International Enterprise Development Group Co., Ltd”. In connection with the name change, the Registrant’s Class A common shares will begin trading under a new ticker symbol “NISN” effective before the opening of trading, Monday, November 16, 2020.

On August 14, 2020, the Board of Directors of the Registrant approved to change the Registrant’s name from Hebron Technology Co., Ltd. to Nisun International Enterprise Development Group Co., Ltd. On September 4, 2020, the shareholders of the Registrant approved an amendment to the Registrant’s amended and restated memorandum and articles of associations to effect the name change at the 2020 annual meeting of shareholders. On September 22, 2020, the British Virgin Islands Registrar of Corporate Affairs issued the certificate of change of name to the Registrant. A copy of the Amended and Restated Memorandum and Articles of Association is attached as Exhibit 1.1, and a copy of the new Specimen Share Certificate is attached as Exhibit 2.1.

On November 11, 2020, the Board of Directors of the Registrant approved to change the Registrant’s address of principal executive offices and mailing address to C9, 99 Danba Rd, Putuo District, Shanghai, China.

Exhibit

1.1	Amended and Restated Memorandum and Articles of Association
2.1	Specimen Share Certificate of Nisun International Enterprise Development Group Co., Ltd
99.1	Press release dated November 16, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nisun International Enterprise Development Group Co., Ltd

Date: November 16, 2020	By:	/s/ Xiaoyun Huang
	Name:	Xiaoyun Huang
	Title:	Chief Executive Officer (Principal Executive Officer) and Duly Authorized Officer

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